FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                         Report of Foreign Registrants

                     Pursuant to Rule 13a-16 or 15d-16 of

                        Securities Exchange Act of 1934



                          GRANITE MORTGAGES 03-2 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                               London EC2V 7EX,
                                    England
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                                 69 Park Lane,
                               Croydon CR9 1TO,
                                United Kingdom
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                             22 Grenville Street,
                          St Helier, Jersey JE4 8PX,
                                Channel Islands
                   (Address of principal executive offices)




     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

     On May 21, 2003, Granite Mortgages 03-2 plc issued and sold certain notes under Registration Statement No. 333-103897. Certain master trust documents which have been amended and restated on or about May 26, 2004 and June 25, 2004, the provisions of which apply to Granite Mortgages 03-2 plc are annexed hereto as Annex A.



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

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                       GRANITE MORTGAGES 03-2 PLC

                                       By: L.D.C. Securitisation Director No. 1
                                       Limited


                                       By:     /s/ Sharon Tyson
                                               -------------------------------
                                       Name:   Sharon Tyson

                                       Title:  Director
Date: June 29, 2004

                                       GRANITE FINANCE FUNDING LIMITED


                                       By:     /s/ Jonathan Rigby
                                               -------------------------------
                                       Name:   Jonathan Rigby

                                       Title:  Director
Date: June 29, 2004

                                       GRANITE FINANCE TRUSTEES LIMITED


                                       By:     /s/ Daniel Le Blancq
                                               -------------------------------
                                       Name:   Daniel Le Blancq

                                       Title:  Director
Date: June 29, 2004



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
                                             ANNEX A

                                          Exhibit index

Exhibit No.    Description of Exhibit                                     Sequential Page Number
------------------------------------------------------------------------------------------------
4.1            Ninth Deed of Amendment to Mortgages Trust Deed
               Ninth Amended and Restated Mortgages Trust Deed
4.2            Fifth Deed of Amendment to Cash Management Agreement
               Fifth Amended and Restated Cash Management Agreement
4.3            Fifth Deed of Amendment to Administration Agreement
               Fifth Amended and Restated Administration Agreement
10.1           Eighth Deed of Amendment to Master Definitions Schedule
               Eighth Amended and Restated Master Definitions Schedule